UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the resignation of Mr. Michael Jialiang Wang as Chief Executive Officer (“CEO”) of CooTek (Cayman) Inc. (the “Company”) and the appointment of Ms. Susan Qiaoling Li, a director and the president of the Company, to succeed Mr. Wang’s position as CEO of the Company, both effective on November 30, 2021. The Company holds the belief that the transition will be smooth and will not have any material adverse impact on the Company's business operations. Mr. Wang will continue serving as a director of the Company and will start to serve as a consultant of the Company from November 30, 2021. Mr. Wang’s resignation from his position as CEO of the Company was due to personal reasons and was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs. The Company is grateful to Mr. Wang for his valuable contributions over the past years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.
By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: November 30, 2021